Filed Pursuant to Rule 433
Registration Statement No. 333-259205

Notes Linked to Raymond James Analysts’ Best Picks® for 2022, due December 19, 2022
Fact Sheet, dated November 5, 2021

Key Terms (Subject to Change):
Issuer:	Royal Bank of Canada (“RBC”)
CUSIPs:	78013G2K0 for the Notes to be offered to brokerage accounts. 78013G2L8 for the Notes to be offered to fee-based accounts.
Trade Date:	Expected to be December 10, 2021.
Settlement Date:	Expected to be December 17, 2021
Maturity Date:	December 19, 2022
The Basket of Reference Stocks/Raymond James Analysts' Best Picks:
The Reference Stocks will be selected in December 2021 by the Equity Research Department at Raymond James & Associates, Inc. (“Raymond James”) as the Raymond James Analysts’ Best Picks® for 2022 (subject to the issuer's right to exclude one or more stocks from the Basket). Once the Reference Stocks are determined, the Reference Stocks will be set forth in a revised pricing supplement that will be delivered to investors.

Potential Quarterly Coupons:
The Notes may pay quarterly interest, as described in the applicable pricing supplement. The amount of any interest to be paid on the Notes will not be fixed, and will depend on the total Dividend Amounts on the Reference Stocks during the preceding quarterly Interest Calculation Period.

Payment at Maturity:
The amount that you will receive at maturity for each $1,000 in principal amount of the Notes (the “Redemption Amount”) will depend upon the performance of the Basket over the term of the Notes.
The Redemption Amount will equal the product of (a) $1,000, (b) the Basket Level Percentage and (c) the Participation Rate.

Basket Level Percentage:	The Basket Level Percentage will reflect the price performance of the Reference Stocks over the term of the Notes, as described in more detail in the applicable pricing supplement.
Participation Rate:
97.80% for Notes offered to brokerage accounts; 99.05% for Notes offered to fee-based accounts.
Because the Participation Rate is less than 100%, the Basket Level Percentage must exceed approximately 102.25% (for Notes sold to brokerage accounts) or 100.96% (for Notes sold to fee-based accounts) in order for you to receive a Redemption Amount per $1,000 in principal amount of the Notes that exceeds the principal amount.
In addition, because the Participation Rate is less than 100%, any interest payments you may receive on the Notes will be less than the applicable Dividend Amounts.

No Principal Protection:	If the Basket Level Percentage does not equal or exceed 102.25% or 100.96%, as applicable, as set forth above, you could lose all or a portion of the principal amount of your Notes.
Underwriting Discount and Commissions:
1.25% and 0% of the principal amount as to brokerage accounts and fee-based accounts, respectively.  In addition, we will pay Raymond James a license fee of 0.60% of the principal amount of the aggregate principal amount in connection with its offering of the Notes.

How Are Analysts' Best Picks Determined?

Investors should carefully review the applicable pricing supplement for more detailed information about the calculation of interest and the payment at maturity for each of the Notes. See "Product Risks" on the next page for additional important information.

Product Risks
•	You May Lose Some or All of the Principal Amount at Maturity
•	The Notes May Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity
•	The Notes Will Not Reflect the Full Performance of the Reference Stocks, Which May Negatively Impact Your Return on the Notes
•	Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes
•	The Initial Share Price for Each Reference Stock Will Not Be Known Until After the Trade Date of the Notes
•	There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses
•	The Initial Estimated Value of the Notes Will Be Less than the Price to the Public
•	The Inclusion of the Reference Stocks in the Basket Does Not Guarantee a Positive Return on the Notes
•	Neither We Nor Raymond James Control Any Reference Stock Issuer and Neither We Nor Raymond James Are Responsible for Any Disclosure Made by Any Other Company
•	You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Stocks
•	Our Trading and Other Transactions Relating to the Reference Stocks, Futures, Options or Other Derivative Products May Adversely Affect the Market Value of the Reference Stocks
•	Our Business Activities and the Business Activities of Our Affiliates May Create Conflicts of Interest
•	As Calculation Agent, RBC Capital Markets, LLC Will Have the Authority to Make Determinations That Could Affect the Value of the Notes and the Payments on the Notes
The risks set forth in this document are only intended as summaries of some of the risks relating to an investment in the Notes. Prior to investing in the Notes, you should, in particular, review the “Selected Risk Considerations” section in the applicable preliminary pricing supplement and the “Risk Factors” section of the product prospectus supplement, which set forth additional risks relating to an investment in the Notes. This document is only intended to be read together with the applicable preliminary pricing supplement and related documents, which may be accessed here as to the Notes sold to brokerage accounts, and here as to the Notes sold to fee-based accounts.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offerings to which this document relates. Before you invest, you should read those documents and the other documents relating to these offerings that we have filed with the SEC for more complete information about us and these offerings. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in these offerings will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.